

ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia



June 16, 2(

05009227

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
16 June 2005 (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293



Incorporated in Western Australia

16 June 2005

# ASX ANNOUNCEMENT AND MEDIA RELEASE
## ACTIVITY UPDATE

**OFFSHORE CHINA:**
**BEIBU GULF BLOCK 22/12 - 5% working interest**
**OPERATOR: ROC**

During the week the operator made the following release to the ASX concerning the Beibu Gulf Block 22/12 Joint Venture:

> "The development of the Wei-12-8-West offshore oil field, in Block 22/12 in the Beibu Gulf, continues to be the subject of close collaboration between Roc Oil and the regional subsidiary of the China National Offshore Oil Company ("CNOOC"). In this regard, Roc Oil is acting as Operator of the Block 22/12 Joint Venture which also includes PetSec Energy Limited, Horizon Oil Limited and Oil Australia Pty Limited, a subsidiary of First Australian Resources. In this context, Roc Oil is finalising an Overall Development Plan which will be submitted to the relevant government authorities by end July 2005 and which will then be subject to further detailed discussion prior to a final development decision being made prior to end October 2005. Planning is also continuing with regard to the drilling of at least one exploration well in Block 22/12 before end-2005, subject to a suitable rig being available."

A jack-up rig is currently being evaluated and may be available as soon as July/August 2005 to drill one or more exploration prospects in the vicinity of the Wei 6-12-1 discovery made by the Joint Venture in March 2002.

**UNITED STATES OF AMERICA**

**Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)**

As at the date of this report no test results have been released by the operator, Dune Energy Inc. Completion operations are continuing on the Welder Ranch Vaquero #1 well location to evaluate and test several zones of interest between 9,000 and 14,000.

The operator, Dune Energy Inc, has also advised that completion operations are continuing in the Vaquero #2 well at a depth above 12,440 feet.

The Vaquero #2 well is the second well in FAR's Welder Ranch program using Nabors Drilling Land Rig 520 and was drilled as an offset to the recently drilled Esenjay Bell #4 (in which FAR has no interest) which lies approximately 1,200 feet to the north.

The results of testing will be made available at the end of the program. Until the results of production testing are known it is not possible to determine the potential of either the Vaquero #1 or #2 wells.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The Vaquero #1 and #2 wells are located on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, in Victoria County, South Texas. Under the terms of the agreement FAR holds a 9 percent working interest in both the Vaquero #1 and #2 wells.

**South Grosse Tete Project, Iberville Parish, South Louisiana (FAR 17% participation)**

The operator has advised that the US Department of Army Corps of Engineers has now issued a permit approving the location for the drilling of the Schwing (Gruy) #1 well. Location building is expected to commence shortly and is likely to take around 12 days.

The Operator has advised the location will need approximately 1,626 feet of board road (rather than rock) to minimise wetland impact. A rig is now being sought and, subject to availability, is likely to see a well commenced between 30 and 45 days.

The South Grosse Tete Prospect is located in Iberville Parish, South Louisiana, approximately 15 miles southwest of Baton Rouge.

Pursuant to an agreement with Gruy LLC, of Dallas, Texas, FAR will pay for 17% of the cost of an 11,650 foot normally pressured test of the Upthrown Bol Mex section of the Prospect, a three way faulted closure, lying to the east of the Bayou Choctaw Northwest field, with estimated potential in the range of 3 to 5 million barrels of oil.

The prospect is supported by a combination of subsurface well control and 3D seismic acquired in 1996. A new cost estimate has been issued for the well, a land based vertical hole, now estimated at US$1.6 million with a further $US0.5 million plus for completion and pipeline connection. Provided the project is successful payout is estimated within 10 months.

The well will comprise the first phase of a three year program designed to evaluate additional deeper seismically defined objectives at the Nonion Struma, Nodosaria and Deep Wilcox intervals. Whilst the exploration risk increases with depth, this is more than offset by the target sizes of the deeper objectives, namely:

| **Objective** | **Depth (Feet)** | **Potential Recoverable Reserves** |
|---|---|---|
| Nonion Struma | 13,000 | 12-15 BCF gas |
| Nodosaria | 13,500-14,500 | 100 BCF gas and<br>5 million barrels oil |
| Deep Wilcox | 16,500-17,500 | 350-500 BCF gas and<br>9-13 million barrels oil |

Subject to a successful exploration outcome, a prospect of this magnitude has the potential to make a significant impact on FAR's reserve and production base particularly given prevailing energy prices.

The Operator is Spartan Operating Company, a subsidiary of James Smith and Associates, of Tyler, Texas. FAR's interest will reduce to 12.75 percent once cost recovery has been achieved on a project basis.

**Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation)**

The Operator has advised a revised production start up date of 26 June 2005 for the SL 17316 #1 well at Bay Courant which has been completed for oil production from the Bourg Sand Interval between 12,687 and 12,695 feet. Production Barges have been installed, flowline boring and installation is complete, and ancillary hook-ups are in progress.

**Bay Courant Project, Lafourche Parish, South Louisiana (FAR 20% participation) (continued)**

The Bourg sand tested on a 10/64 inch choke at the rate of 117 barrels of oil per day, 348 thousand cubic feet of gas per day and 259 barrels of water per day at a flowing tubing pressure of 2,564 psi.

A deeper Bay Courant structure, mapped on seismic, is also yet to be evaluated by a test well at a crestal location. Known as the "Pr Zone", this play provides significant upside in the deeper pressured sands. Farmout interest is being sought for a deep test.

The Bay Courant Project is located in the intracoastal State waters, Lafourche Parish, South Louisiana approximately 40 miles south-southwest of New Orleans and approximately 7 miles southwest of Golden Meadow.

FAR's working interest at Bay Courant will reduce from 20 percent to 15 percent provided payout has been achieved. FAR is the only listed entity participating in the project with other interests held by North American entities.

**Eagle Prospect, San Joaquin Basin, California, Eagle No 2 (FAR 15% working interest)**

The Operator has today advised that a rig is likely to be available for a September 2005 spud date. Preliminary plans are to drill a vertical well to 13,800 feet (4,206 metres) to evaluate the Gatchell Sand somewhere between half and one mile northwest of Eagle-1 discovery well. Provided the Gatchell Sand is present and confirms flow rates (estimated between 220 to 450 barrels of oil per day based on discovery well data) a short radius lateral of between 1,000 and 1500 feet will then be undertaken from the Eagle 2 well bore to target increased production rates.

In mid 2001, Eagle-1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell, and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi-1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

During 2004 interpretation of a newly acquired 13km seismic strike line in the Eagle Project shot through the key wells on the Huron Nose gave strong evidence that the oil accumulation tested by the Mary Bellocchi-1 vertical well in 1986 and intersected in the 2001 Eagle-1 horizontal well appears to be not just a small structural accumulation but to have a stratigraphic component which can be interpreted to be a stratigraphic trap of the order of 20 million barrels and 40 BCF on the high side.

The drilling of a new well somewhere between half and one mile northwest of Eagle-1 on this new seismic line would provide the ultimate confirmation of the forgoing interpretation of a significant stratigraphically trapped oil field.

**Eagle Prospect, San Joaquin Basin, California (continued)**

Independent contractors now estimate that the cost to drill an initial vertical well to determine the presence of Gatchell Oil Sand updip from Eagle-1 would be US$1.53 million. The all up cost to case and test this well through the target oil horizon would be in the order of US$2.23 million thus significantly reducing the risk money to test the potentially significant updip stratigraphic potential.

FAR has a 15 percent working interest in the Eagle Project and may, subject to reviewing farm-in offers, participate in the initial vertical test for its full working interest.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au